SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

Commission File Number 000-51997

NOTIFICATION OF LATE FILING

(Check One):
[ X]	Form 10-K
[  ]	Form 11-K
[  ]	Form 20-F
[  ]	Form 10-Q

For Period Ended:  December 31, 2014

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I- Registrant Information

Full Name of Registrant:   Kogeto, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
51 Wooster Street, 2nd Floor

City, State and Zip Code:
New York, New York 10013


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Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this
		form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)	The subject annual report or portion thereof will be filed on or
		before the 15th calendar day following the prescribed due date;
		or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]	(c)	The accountant's statement or other exhibit required by Rule
		12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-K for the year ended December 31, 2014, cannot be filed within the prescribed time period because the Registrant is experiencing delays in the compilation of certain financial and other information required to be included in the Form 10-K. The delay could not be cured without unreasonable effort or expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Registrant anticipates filing its Form 10-K no later than fifteen calendar days following the prescribed due date.


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Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this
	notification:
    	John P. Clark	(646)		490-8169
    	(Name)		(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d)
	of the Securities Exchange Act of 1934 during the preceding 12 months
	or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):
	[ X ]	Yes	[    ] 	No

(3)	Is it anticipated that any significant change in results of
	operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	[   ]	Yes	[ X ] 	No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kogeto, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2015				By /s/ John P. Clark
						   John P. Clark
						   Chief Financial Officer


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